EXHIBIT 12.1 NIKE, Inc. Computation of Ratio of Earnings to Fixed Charges
The following disclosure reflects the Company's continuing operations:

	Year Ended May 31,
(In millions)	2015	2014	2013	2012	2011
Net income from continuing operations	$3,273	$2,693	$2,451	$2,257	$2,163
Income tax expense	932	851	805	754	689
Income before income taxes	4,205	3,544	3,256	3,011	2,852
Add fixed charges:
Interest expense(1)	60	58	23	31	32
Interest component of leases(2)	59	53	48	42	39
TOTAL FIXED CHARGES	119	111	71	73	71
Earnings before income taxes and fixed charges(3)	$4,324	$3,655	$3,327	$3,084	$2,923
Ratio of earnings to total fixed charges	36.3	32.9	46.9	42.2	41.2

(1)	Interest expense includes interest both expensed and capitalized.

(2)	Interest component of leases includes one-tenth of rental expense which approximates the interest component of operating leases.

(3)	Earnings before income taxes and fixed charges includes amortization of capitalized interest.